QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the fiscal first-quarter March 1, 2003—May 31, 2003

Concordia Bus AB (publ)

(Translation of registrant's name into English)

Solna Strandvag 78, 17154 Solna, Sweden

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

CONCORDIA BUS AB
STOCKHOLM, SWEDEN

FIRST QUARTER
MARCH 1, 2003—MAY 31, 2003

  The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including but not limited to economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange commission.

INDEX

Operational and Financial Review
Management's discussion and analysis of financial condition and results of operations	2
Quantitative and qualitative disclosures about market risk	7
Unaudited Consolidated financial statements—Concordia Bus AB (publ) and subsidiaries
Unaudited consolidated interim statements of operations for the three months ended May 31, 2003 and May 31, 2002	9
Unaudited consolidated interim balance sheets as of May 31, 2003 and February 28, 2003	10
Unaudited consolidated interim cash flow statements for the three months ended May 31, 2003 and May 31, 2002	12
Notes to unaudited consolidated interim financial statements	13

CONCORDIA BUS AB (PUBL)
FIRST QUARTER REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        Concordia Bus AB ("Concordia" or the "Company") hereby submits the unaudited consolidated interim financial statements for the three-month period ended May 31, 2003. The Company is a wholly owned subsidiary of Concordia Bus Holding AB (Reg. No. 556574-8240, domiciled in Stockholm), which is a part of the group of which Concordia Bus BV (Reg. No. 103040697, Dos No. 292558KvK, domiciled in Amsterdam, The Netherlands) is the ultimate parent company. All figures are expressed in millions of SEK if not otherwise indicated.

        You should read the following discussion in conjunction with the financial statements of Concordia included in this quarterly report starting on page 8. The financial statements of Concordia are prepared in accordance with accounting principles generally accepted in Sweden ("Swedish GAAP"), which differ in various respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The financial year-end for Concordia is the last day of February. Unless otherwise specified in this discussion, reference to a particular year is to the financial year ended the last day of February of that year ("fiscal 2004" for the year ending February 29, 2004). The end of the first financial quarter for Concordia is May 31 of each year.

        The same accounting policies and methods of computation are followed in the quarterly consolidated financial statements as compared with the most recent annual financial statements.

Financial Highlights

        The following table summarizes Concordia's results of operations for the periods indicated in terms of amounts as well as a percentage of revenues:

Three months ended May 31, 2003 compared to the three months ended May 31, 2002

	2003		2002
	SEK million	%	SEK million	%
Revenues	1,253	100.0%	1,199	100.0%
Operating profit (loss)	(10)	(0.8)%	5	0.4%
EBITDAR(1)	174	13.9%	167	14.0%
EBITDAR before exceptional items(2)	174	13.9%	167	14.0%
Net loss	(61)	(4.8)%	(47)	(3.9)%

(1)
EBITDAR is defined as net income before interest, taxes, depreciation, amortization and rent expense (primarily lease payments on buses and on sale lease back transactions) EBITDAR is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to United States GAAP or Swedish GAAP measures of Net loss or as an indicator of Concordia's operating performance or cash flows from operations under United States GAAP or Swedish GAAP or as a measure of liquidity. It should be noted that EBITDAR is not a uniform or standardized measure and the calculation of EBITDAR may vary significantly from company to company and by itself provides no grounds for comparison of Concordia with other companies. EBITDAR has been derived from amounts found under "Consolidated statement of operations" on Page 9 of this quarterly report, prepared under Swedish GAAP.

(2)
Exceptional items are those, which the management believes, are non-recurring and have a non-operational nature and are necessary to explain the development of operating performance. These may not meet Swedish or US GAAP definitions of exceptional and extraordinary items. See Note 2.

Three months ended May 31, 2003 compared to the three months ended May 31, 2002

        The following section provides an analysis between the actual numbers presented for the quarter as compared with the equivalent period in the preceding year, except for the section "Liquidity and capital resources" which provides analysis between the respective year to date periods, which for the first quarter are the same.

Revenues

        Revenues principally comprise fees generated from bus services provided under the terms of contracts with local public transportation authorities in Sweden, Norway and Finland and from express bus services and coach hire services in Sweden. Revenues also include revenues received from maintenance and repair services that Swebus provides at its depots to third parties and sales of diesel fuel.

        Revenues increased SEK 54 million, or 4%, from SEK 1,199 million for the three months ended May 31, 2002 to SEK 1,253 million for the quarter ended May 31, 2003. Revenues from the provision of bus services for local public transportation authorities increased by SEK 47 million, or 4%, from SEK 1,069 million for the three months ended May 31, 2002 to SEK 1,116 million for the three months ended May 31, 2003. Our increase in revenue is principally due to our winning of new contracts, particularly from contracts renewed at higher prices, which provided an increase of SEK 9 million. In addition, the Stockholm CPTA paid us SEK 23 million as compensation for the increased costs that have resulted as a result of our implementation of a new Swedish law requiring a greater frequency of breaks for drivers. See "Operational Development" below. The remaining increase of SEK 15 million was due to net impact from our won and lost contracts.

        Revenues from express bus services increased by SEK 2 million, or 3%, from SEK 74 million for the three months ended May 31, 2002 to SEK 76 million for the three months ended May 31, 2003. This increase is largely due to marginal increase in passenger traffic and higher yield from passenger tickets.

        Revenues from coach hire services declined by SEK 4 million or 11% from SEK 36 million for the three months ended May 31, 2002 to SEK 32 million for the three months ended May 31, 2003. The revenue decline was primarily attributable to lower business activity arising from the global economic downturn, which resulted in less use of coach hire for business and leisure purposes.

        Other revenues amounted to SEK 29 million for the three months ended May 31, 2003 and SEK 20 million for the three months ended May 31, 2002. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

        The net of gain and losses on our sale of fixed assets is comprised of sales of real estate, buses and other assets held by Concordia. Gain on sale of fixed assets was SEK 417 thousands for the three months ended May 31, 2003, an increase of SEK 52 thousand from the gain on sale of fixed assets of SEK 365 thousands for the three months ended May 31, 2002.

Operating Costs

        Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs and operating lease charges. Operating costs increased by SEK 77 million, or 7%, from SEK 1,099 million for the three months ended May 31, 2002 to SEK 1,176 million for the three months ended May 31, 2003. This increase is due to a number of factors, which are explained below.

        There has been a 4% increase in personnel costs, by SEK 27 million to SEK 684 million, for the three months ended May 31, 2003 from SEK 657 million for the three months ended May 31, 2002. The increased costs are largely due to increase in salary and pension premiums and the need to use additional drivers in connection with the relief break implementation in Stockholm of the new legislation requiring more frequent rest breaks for drivers. See "Operational Development" below.

        In addition, fuel, tires and other consumable costs increased by 11% or SEK 24 million, to SEK 250 million for the three months ended May 31, 2003 from SEK 226 million for the three months ended May 31, 2002. Our average fuel cost for the three months in Sweden was SEK 5.71 per liter compared to 5.38 per liter in Sweden for the same three months last year. Total fuel costs increased by SEK 14 million of which approximately SEK 8 million is uncompensated. The remaining increase of SEK 10 million was due to an increase in maintenance and tires and other costs.

        Other external costs decreased 3% by SEK 4 million, to SEK 145 million for the three months ended May 31, 2003 from SEK 149 million for the three months ended May 31, 2002. The decrease was largely due to a decrease in subcontracting costs of SEK 4 million and a reduction in administrative overheads of SEK 3 million. Facility rent increased by SEK 3 million.

        Operating lease charges increased by SEK 30 million to SEK 97 million for the three months ended May 31, 2003 from SEK 67 million for the three months ended May 31, 2002. This increase was principally a result of increased number of operational lease buses we are utilizing under operating leases. The total number of buses under operating leases was 1,241 as of May 31, 2003.

Depreciation and Amortization

        Depreciation and amortization charges comprise principally depreciation of buses and other vehicles but also relate to depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is included. Depreciation and amortization costs decreased by SEK 8 million from SEK 95 million for the three months ended May 31, 2002 to SEK 87 million for three months ended May 31, 2003 as a result of our planned reduction in the number of buses in our fleet that we own and our increased use of operating leases. Total goodwill amortization included in depreciation during the period was SEK 11 million for both periods.

Operating Profit

        Operating profit decreased by SEK 15 million from a profit of SEK 5 million for the three months ended May 31, 2002 to a loss of SEK 10 million for the three months ended May 31, 2003, largely as a result of higher personnel costs and operating lease charges.

        Operating profit from bus operations for public authorities decreased by SEK 17 million from an operating profit of SEK 5 million for the three months ended May 31, 2002 (restated) to a loss of SEK 12 million for the three months ended May 31, 2003. Operating profit from Express Bus services was lower at SEK 5 million for the three months ended May 31, 2003 compared to SEK 6 million for the three months ended May 31, 2002 (restated). Operating profit from coach hire services was SEK 1 million for the three months ended May 31, 2003, compared to operating profit of SEK 2 million for the three months ended May 31, 2002 (restated) due largely to a reduction in revenue.

Financial Income and Expenses

        Financial income and expenses includes interest income from cash and cash equivalents and interest expense from bank loans. Financial income and expenses decreased by SEK 8 million to SEK 64 million for the three months ended May 31, 2003 from SEK 72 million for the three months ended May 31, 2002. This result can be primarily attributed to a decrease in the effective interest margin and reduced level of borrowing during the period.

Taxes

        The standard rate of taxation in Sweden is 28%. The effective tax rate for the year ended May 31, 2003 was 18%. The difference in the tax rate is due to a write-down of goodwill of 5%, and valuation allowances of net operating losses of 5%.

Operational Development

        Effective March 24, 2003, the Swedish government promulgated legislation which requires all bus drivers working within the Stockholm and Uppsala regions to have a relief break of 10 minutes every 2 hours instead of at every 2.5 hours. This has necessitated additional recruitment of approximately 100 drivers. Concordia has in agreement with its union and the relevant governmental authorities not adopted these rules for traffic operations in Uppsala. The new regulations and traffic plans have been successfully implemented and the necessary additional drivers have been recruited for Stockholm. We have also negotiated compensation from the Stockholm CPTA for these increased costs. The Stockholm CPTA has agreed to pay us an additional SEK 33 million per year due to these increased costs.

Trend Information

        During the quarter ended May 31, 2003, we have submitted tenders for 303 buses out of the 536 that were open for competitive tenders. Of these, we already operate 200 buses. We have so far re-won and retained 3 buses and also gained new contracts on 2 buses. The outcome for the majority of these tenders has not yet been announced.

        In particular, we have tendered for a contract for 80 buses in Ostfold in Norway and a contract for 134 buses in the Gothenburg area of Sweden, which we currently operate at a loss. We are also expecting to hear, in the near future, a court decision regarding a suit against the Skaraborg CPTA filed by one of our competitors regarding our being awarded a contract for approximately 200 buses in the Skaraborg region of Sweden.

        Management believes that our companies remain in a good position to win new contracts at attractive margins.

Liquidity and Capital Resources

        Concordia will require cash principally to pay interest and repay indebtedness incurred in connection with financing its acquisition of Concordia Bus Nordic AB in January 2000. Most of this indebtedness is comprised of the senior subordinated notes and the borrowings under senior loan facilities outstanding.

        The outstanding amount of the senior subordinated notes as of May 31, 2003 was €160 million. These notes will mature on February 15, 2010 and carry a fixed interest rate of 11% per annum. Interest is paid on February 15 and August 15 of each year until maturity.

        The senior credit facilities currently include a term loan of SEK 846 million, a bullet loan of SEK 117 million, a general-purpose revolving credit facility of SEK 100 million and an overdraft facility of SEK 50 million. The loan accrues interest of STIBOR or EURIBOR plus 1.75%-2.00%. As of May 31, 2003, SEK 963 million of this facility was outstanding. As of May 31, 2003 Concordia had total net indebtedness of SEK 2,184 million. The interest expense for the three months ended May 31, 2003 was SEK 56 million. Concordia Bus has complied with all of its covenants as of May 31, 2003.

        Concordia has entered into interest and foreign exchange hedging arrangements in accordance with the terms of its debt obligations. See the sub-heading "Foreign Exchange" in the section "Quantitative and Qualitative Disclosure about Market Risk."

        Net cash provided by operating activities was SEK 85 million for the three months ended May 31, 2003. The increase was largely attributable to an improvement in working capital primarily through an increase in current liabilities, decrease in current receivables and improved operating margins on our more recent CPTA contracts. We have repaid senior loans by SEK 15 million.

        Net capital expenditures on tangible assets were SEK 1 million for the quarter ended May 31, 2003.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

  •
  Interest rates on debt;

  •
  Foreign exchange rates;

  •
  Fuel prices; and

  •
  Inflation.

        The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of the market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rates

        We manage debt and overall financing strategies centrally using a combination of short and long term loans with either fixed or variable rates. We currently hedge our exposure to interest rate fluctuations through the use of derivative instruments. Our policy is to ensure that at least 50% of the interest rate payments on 50% of the senior term loans are hedged for a period of approximately three years. We have entered into Swedish Kronor interest rate swaps and caps to fix a portion of the payments we make under the senior facility. We have also entered into Euro interest rate swaps and caps to fix a portion of our loans in Euro, for our operations in Finland.

        Based on variable debt levels at May 31, 2003 of SEK 963 million, a 1% change in interest rates would impact net interest expense by approximately SEK 9.6 million per annum, in addition a 1% change in interest rates would increase operating lease charges by SEK 19.5 million per annum. Senior subordinated notes outstanding at February 28, 2003 with a carrying value of SEK 1,463 million have been excluded from the above interest rate sensitivity analysis.

Foreign Exchange

        We are also exposed to currency fluctuations on our loans, primarily as a result of having to make interest payments in Euro on our senior subordinated notes. We have entered into collar arrangements through the sale of puts and the purchase of calls with the same settlement dates. While this arrangement caps the amount of benefit we can obtain from an appreciation of the Swedish Kronor against the Euro, it also caps our potential increased interest costs through a depreciation of the Swedish Kronor against the Euro. Our policy is to hedge at least 50% of our future interest payments on the senior subordinated notes against adverse movements for us in the Swedish Kronor/Euro exchange rate and to hedge 50% of our future payments on the senior subordinated notes through a cap on positive movements for us in the Swedish Kronor/Euro exchange rate. See the subheading "Liquidity and Capital Resources" in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations." We estimate that a 10% depreciation in the value of the Swedish Kronor against the Euro would increase our interest costs by approximately SEK 15.6 million per annum.

Fuel Prices

        Concordia is also exposed to commodity price risk through its requirements for diesel fuel. Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollar and the Swedish Kronor. We currently have hedges in place to purchase portions of our diesel fuel at fixed SEK prices through February 2004. We have achieved this fixed SEK price through a combination of two hedges. We have a fuel price hedge to purchase diesel fuel at a fixed dollar price and a corresponding currency hedge to fix the SEK rate at which we purchase dollars. We hedge only the non-tax portion of our diesel fuel costs. We estimate that a $1 increase in the price of diesel would increase our diesel costs by approximately SEK 0.2 million per annum.

Inflation

        Inflation had no material impact on our operations during the three months ended May 31, 2003 or the three months ended May 31, 2002. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us. A 1% increase in inflation would have a positive benefit of approximately SEK 9.4 million per annum when compared to the previous year.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FIRST THREE MONTHS

	Note	March 1, 2003– May 31, 2003	March 1, 2002– May 31, 2002
		(Unaudited)
		(in millions of SEK except loss per share)
Net revenue	1	1,253	1,199

Fuel, tires and other consumables		(250)	(226)
Personnel costs		(684)	(657)
Operating lease charges	5	(97)	(67)
Other external costs		(145)	(149)
Gain (Loss) on sale of fixed assets		0	0
Depreciation and amortization		(87)	(95)

Operating Profit (Loss)	1,2	(10)	5

Interest income		1	2
Interest expense and similar items	3	(65)	(74)
Financial income and expenses		(64)	(72)
Loss after financial items		(74)	(67)

Taxes		13	20

Net loss for the period		(61)	(47)

Loss per share (thousands of SEK)		(12,211)	(9,352)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED BALANCE SHEETS

	Note	May 31, 2003	Feb 28, 2003
		(Unaudited)
		(In millions of SEK)
ASSETS
Fixed assets
Goodwill		754	765

Total intangible fixed assets		754	765

Buildings and land		2	2
Equipment, tools, fixtures and fittings		38	38
Vehicles		1,720	1,793

Total tangible fixed assets		1,760	1,833

Capitalized borrowing costs		87	92
Other long-term receivables		6	5
Receivable due from group companies		18	25

Total financial fixed assets		111	122

Total fixed assets		2,625	2,720

Current assets
Inventories		32	35

Accounts receivable		332	335
Other current receivables		30	37
Accrued income and prepaid expenses		170	177

Total receivables		532	549
Cash and bank balances	4	268	199

Total current assets		832	783

TOTAL ASSETS		3,457	3,503

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

	Note	May 31, 2003	Feb 28, 2003
		(Unaudited)
		(in millions of SEK)
SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity
Restricted equity
Share capital (5 000 shares at par value SEK 100)		1	1
Restricted earnings		27	27

Total restricted equity		28	28

Non-restricted equity
Retained earnings		51	394
Net loss		(61)	(344)

Total non-restricted equity		(10)	50

Total shareholder's equity	8	18	78

Liabilities
Provisions:
Provisions for pensions and similar commitments		68	69
Provisions for loss contracts		38	46
Deferred tax liability		43	56

Total provisions		149	171

Non current liabilities
Liabilities to credit institutions	4	854	858
Senior subordinated notes	4	1,463	1,460
Liabilities to group companies		—	—

Total non current liabilities		2,317	2,318

Current liabilities
Short-term portion of long-term liabilities	4	135	145
Accounts payable		241	244
Other current liabilities		107	104
Accrued expenses and deferred income		490	443

Total current liabilities		973	936

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		3,457	3,503

PLEDGED ASSETS AND CONTINGENT LIABILITIES	7
Pledged assets		2,764	2,847
Contingent liabilities		693	693

TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		3,457	3,540

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED CASH FLOW STATEMENTS

	Note	Group March 1, 2003– May 31, 2003	Group March 1, 2002– May 31, 2002
		(Unaudited)
Cash flow from operating activities
Loss after financial items		(74)	(67)
—Reversal of depreciation and amortization		87	95
—Reversal of capital (gains) losses		0	0
—Reversal of change of provisions		(9)	—
—Reversal of capitalized cost write-offs		5	—
Change in interest receivables		(1)	1
Change in interest liabilities		41	51
Paid taxes		(1)	(1)
Exchange loss		3	—

		51	79

Change in working capital
Increase (-)/decrease (+) in stock		3	(2)
Increase (-)/decrease (+) in current receivables		17	(200)
Increase (+)/decrease (-) in current liabilities		14	107

Net cash flow provided by (used in) operating activities		85	(16)

Cash flow from investing activities
Investments in financial fixed assets		—	(1)
Investments in land, buildings, machinery and equipment		(5)	(161)
Sales of land, buildings, machinery and equipment		4	2
Sale of financial fixed assets		—	—

Net cash flow used in investing activities		(1)	(160)

Cash flow from financing activities
Payments of long-term borrowings		(15)	(39)

Net cash flow provided by (used in) financing activities		(15)	(39)

INCREASE (DECREASE) IN CASH AND BANK BALANCES		69	(215)

CASH AND BANK BALANCES AT BEGINNING OF PERIOD		199	422

Translation difference		0	1

CASH AND BANK BALANCES AT END OF PERIOD		268	208

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(All amounts in millions of SEK unless otherwise stated)

Organization

        Concordia Bus AB, together with its subsidiaries ("Concordia"), is a Swedish registered limited liability company, wholly owned by Concordia Bus Holding AB (reg no 556574-8240) with its registered office in Stockholm, Sweden. The ultimate parent company of the group is Concordia Bus BV, a company domiciled in the Netherlands.

        The operations of Concordia consist of providing regular bus services under contract through its subsidiary Concordia Bus Nordic AB, to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Concordia also supplies extensive express bus services over major portions of Sweden, as well as charter and tour bus services, mainly in Gothenburg and Stockholm.

        The unaudited consolidated financial statements for the quarter ended May 31, 2003 and 2002 include adjustments, all of which are normal recurring adjustments, which Concordia's management considers necessary for a fair presentation of the results for these unaudited periods.

Accounting principles

        The same accounting policies and methods of computation are followed in the consolidated interim financial statements as of and for the three months ended May 31, 2003 as compared with the most recent annual financial statements.

Going concern

        Concordia Bus AB ("Concordia") is a holding company, with its primary assets being its investments in Concordia Bus Nordic AB and its subsidiaries. As a result, Concordia Bus AB's and Concordia Bus Nordic AB's ability to service their existing debt (principal and interest) is dependent on the underlying businesses generating sufficient cash flow. Revenues generated by the underlying businesses during the period March 1, 2003–May 31, 2003 have not been sufficient to cover their costs.

        Concordia Bus Nordic AB and its subsidiaries are continuing to implement cost reduction initiatives and have started to see signs of significant improvements in compensation levels from their contracts with public transportation authorities. If the cost-cutting initiatives or other measures that management deem required are not successful and losses continue, these companies' equity bases may need to be restored and, if they are not able to comply with the covenants of the debt agreements, they may require waivers from their lenders or additional equity funding in order to continue to present financial statements under the assumption that Concordia will continue as a going concern.

        These financial statements have been prepared under the assumption that the group will be successful in its initiatives and, consequently, they have been prepared assuming that Concordia will continue as a going concern. These financial statements have also been prepared under the assumption that Concordia will be in compliance with its debt covenants for the upcoming 12-month period. If Concordia would be in breach of any of its debt covenants during the next 12 months, a major portion of its long-term debt would become due and payable.

        These unaudited interim financial statements have been prepared in accordance with the recommendations issued by the Swedish Accounting Council's recommendation regarding interim financial statements.

Note 1. Net revenue and operating profit (loss) by segment

	March 1, 2003– May 31, 2003	March 1, 2002– May 31, 2002
Revenue
CPTA—Sweden	916	842
CPTA—Norway	99	125
CPTA—Finland	101	102

Total CPTA	1,116	1,069
Express	76	74
Interbus	32	36

Total bus operations	1,224	1,179
Other revenue and group elimination	29	20

Total revenue	1,253	1,199

        Operating profit (loss) by segment, before overhead allocation.

Operating profit (loss)	March 1, 2003– May 31, 2003	March 1, 2002– May 31, 2002 Reported	March 1, 2002– May 31, 2002 Restated**
CPTA—Sweden	(7)	20	9
CPTA—Norway	(1)	(2)	(2)
CPTA—Finland	(4)	(3)	(2)

Total CPTA	(12)	15	5
Express	5	5	6
Interbus	1	2	2

Total Express and Interbus	6	7	8
Total bus operations	(6)	22	13
Gain of sale of fixed assets	0	0	0
Goodwill amortization	(11)	(11)	(11)
Head office items and others	7	(6)	3

Total operating profit	(10)	5	5

Note 2. Items affecting comparability and other exceptional items*

	March 1, 2003– May 31, 2003	March 1, 2002– May 31, 2002
MSEK
Gain/(Loss) on sale of property	0	0

Total	0	0

*
Exceptional items are those, which the management believes, are non-recurring and have a non-operational nature and are necessary to explain the development of operating performance. These may not meet Swedish or US GAAP definitions of exceptional and extraordinary items.

**
Previous year's figures have been restated due to present the costs in the period when they occurred. In FY2003 the interest part of group internal lease charges were classified as interest income and cost during the year. In the year end closing these charges were reclassified as operating income and costs. The restated figures reflect this reclassification for quarter 1 last year and complies with current year were the charges are classified as operational items. The effect will be a lower operating result for each segment and a positive effect on "Head quarters and others". Last year we also had loss on sale of fixed assets booked in the fourth quarter, which in the restated figures, will be moved to the period when the assets were sold. These losses will affect Concordias operating profit for each quarter. Total operating profit for the whole FY2003 will remain the same.

Note 3. Interest expense and similar items

	March 1, 2003– May 31, 2003	March 1, 2002– May 31, 2002
MSEK
Interest cost payable	(56)	(62)
Amortization of deferred financing costs	(5)	(4)
Other financial charges	(1)	(4)
Foreign exchange gains/(losses)	(3)	(4)

Total	(65)	(74)

Note 4. Liabilities to credit institutions and net indebtedness

	May 31, 2003	February 28, 2003
MSEK
Syndicated bank facility, STIBOR/EURIBOR	963	975
Senior Subordinated Notes, 11%	1,463	1,460

Liabilities to credit institutions	2,426	2,435
Other long-term liabilities	20	21
Short term portion of finance lease obligation	6	7

Total debt	2,452	2,463
Less Cash and bank balance	(268)	(199)

Net indebtedness	2,184	2,264

Total debt	2,452	2,463
Short term portion of long term debt	(135)	(145)

Total long term debt	2,317	2,318

Note 5. Operating leases

        The Net Present values of the future lease payments for rentals are as follows:

	May 31, 2003	February 28, 2003
MSEK
Net present value of future lease payments
—Vehicles	999	945
—Real estate and other	57	58

Total	1,056	1,003

Note 6. Fair value of financial instruments

Fuel hedge contracts

        Concordia Bus Group is exposed to commodity price risk through its fuel usage. Management actively tries to minimize the negative effects of fluctuations in the market price. During the first quarter ended May 31, 2003, 50% of Concordia's unhedged fuel usage was hedged at a fixed price for the coming 9 months. The hedge contracts expire February 28, 2004.

Interest/currency hedges

        Certain of Concordia's borrowings are on a floating rate. Management has made a decision to actively try to minimize the risk of interest rate fluctuations by entering into interest rate swaps and interest rate caps, which gives Concordia a larger portion of fixed interest rate arrangements. The policy is intended to ensure that at least 50% of the interest payments on the senior term loans are hedged for at least 3 years.

        The Company is also exposed to currency fluctuations, primarily as an effect of loans denominated in foreign currencies. Management has made a conscious decision to try to minimize the impact of currency fluctuations on cash payments related to foreign currencies and has therefore entered into currency collar arrangements. As of February 28, 2003, 50% of the interest payments on the senior subordinated notes of €160 million were hedged for the coming 3 years.

Note 7. Pledged assets and contingent liabilities

	May 31, 2003	February 28, 2003
MSEK
Pledged shares in subsidiaries	958	973
Mortgage deeds	—	—
Floating charge certificates	117	117
Pledged assets	1,689	1,757
Guarantees and other contingent liabilities	45	45
Conditional shareholder's contribution	648	648

Total	3,457	3,540

        The following securities exist as of May 31, 2003:

        The company has pledged the shares of Concordia Bus Nordic AB;

        Concordia Bus Nordic AB has pledged the shares of

    Swebus Fastigheter AB,
    Swebus AB,
    Concordia Bus Finland Oy AB,
    Swebus Bus Co AB;
    Ingenior M.O. Schoyens Bilcentraler AS

        Swebus Fastigheter AB has pledged the shares of

    Alpus AB,
    Enköping-Bålsta Fastighets AB, and
    Malmfältens Omnibus AB;

        Swebus Busco AB has granted pledge over its buses in aggregate amount of SEK 1,460,573.

        Concordia Bus Finland Oy AB has granted pledge over floating charge certificates in an aggregate amount of EUR 1,316,138.

        Swebus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 100,000,000;

        Alpus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 600,000;

        Enköping-Bålsta Fastighets AB has granted pledge over floating charge certificates in aggregate amount of SEK 2,400,000;

        Malmfältens Omnibus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 2,500,000.

Note 8. Equity

	Restricted equity	Unrestricted equity	Total equity
MSEK
Opening balance March 1, 2003	28	50	78
Net loss for the year	—	(61)	(61)
Change in cumulative translation adjustment	—	1	1

Ending balance May 31, 2003	28	(10)	18

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONCORDIA BUS AB (PUBL) (Registrant)
Date: June 19, 2003	By:	/s/ VASANT MISTRY Vasant Mistry Chief Financial Officer

QuickLinks

CONCORDIA BUS AB STOCKHOLM, SWEDEN FIRST QUARTER MARCH 1, 2003—MAY 31, 2003
INDEX
CONCORDIA BUS AB (PUBL) FIRST QUARTER REPORT
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE FIRST THREE MONTHS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED CASH FLOW STATEMENTS
NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SIGNATURES